

February 25, 2013

Via E-Mail
Ira Sobotko
Chief Financial Officer
Wright Investors' Service Holdings, Inc.
100 South Bedford Road, Suite 2R
Mount Kisco, New York 10549

      Re: Wright Investors' Service Holdings, Inc.
               Form 8-K
               Filed December 21, 2012
               File No. 000-50587

Dear Mr. Sobotko:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Suzanne Hayes
                    Suzanne Hayes
                    Assistant Director